allocortech inc.

Balance Sheet (Appendix B to form C-AR)

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$1,241,730.95**
Accounts Receivable	
Accounts Receivable (A/R)	190,585.08
Total Accounts Receivable	**$190,585.08**
Other Current Assets	
1-100-00 Inventory Asset	**183,993.07**
1-200-00 R&D Assets	**187,840.09**
Undeposited Funds	0.00
Total Other Current Assets	**$371,833.16**
Total Current Assets	**$1,804,149.19**
Fixed Assets	
Accumulated Depreciation	-43,790.34
Fixed Assets	**29,288.39**
Leasehold Improvements	16,922.53
LOAN COSTS-FA	11,568.60
Total Fixed Assets	**$13,989.18**
Other Assets	**$2,800.00**
TOTAL ASSETS	**$1,820,938.37**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	**$2,841.20**
Credit Cards	**$82,485.65**
Other Current Liabilities	
Convertible Notes	1,358,524.00
Direct Deposit Payable	0.00
Loan Costs	0.00
Medical Loss Ratio (MLR)	0.00
Payroll Liabilities	3,610.96
Total Other Current Liabilities	**$1,362,134.96**
Total Current Liabilities	**$1,447,461.81**
Long-Term Liabilities	**$0.00**
Total Liabilities	**$1,447,461.81**
Equity	
Opening Balance Equity	0.00
Owner's Investment	0.00
Owner's Pay & Personal Expenses	0.00
Retained Earnings	281,934.61
Stock Option Purchase	**5,901.83**
Net Income	85,640.12

allocortech inc.

Balance Sheet (Appendix B to form C-AR)

As of December 31, 2022

	TOTAL
Total Equity	**$373,476.56**
TOTAL LIABILITIES AND EQUITY	**$1,820,938.37**